Exhibit 1

(Translation)

To whom it may concern
     March 24, 2008
Contact Information:
NIS GROUP CO., LTD.
Akihiro Nojiri
Senior Executive Director & Executive Officer
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nisgroup.co.jp
URL: http://www.nisgroup.jp/english
Notice Regarding Changes in Responsibilities of Directors
NIS GROUP CO., LTD. hereby announces changes in positions of members of its Board of Directors, effective as of April 1, 2008 , pursuant to a resolution adopted by its Board of Directors at a meeting held today.

New Position	Name	Current Position

Chairman, Representative Director of the Board, President and CEO	Kunihiko Sakioka	Chairman, Representative Director of the Board, President and CEO (Head of Investment Banking, Sales & Marketing)

Senior Executive Director of the Board & Executive Officer (Head of Investment Banking, Sales & Marketing)	Toshioki Otani	Senior Executive Director of the Board & Executive Officer